February 11, 2010

Amy Geddes

United States Securities and Exchange Commission

Division of Corporation Finance

Re:

Sense Technologies Inc.

Form 10-K for the year ended February 28, 2009

File No. 000-29990

Dear Ms. Geddes:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Sense Technologies, Inc. (the “Company”) dated February 1, 2010.

We hope this letter is responsive to your comments and requests for information.  The Company’s goal is to resolve those outstanding comments in a manner that is acceptable to the Staff.

Our responses utilize the same captions contained in the SEC’s letter, and are numbered to correspond to the numbers assigned in such letter.  For your convenience, our responses are prefaced by the Commission’s corresponding comment.

Form 10-K for the Year Ended February 28, 2009

Item 7. Management’s Discussion and Analysis or Plan or Operation

Results of Operations

For the period ended February 28, 2009 as compared to the period ended February 29, 2008, page 12

1.

The discussion of operating results presented is significantly limited and should be completely revised….

Company Response:  We have revised our discussion and will update it in our amended filing.

2.

As a related matter, please separately quantify and discuss sales and direct costs of each of the two products in your annual and interim filing.

Company Response:  We will add this discussion to our amended filing.

3.

Finally, you refer in your explanation of changes in royalty fees on page 14 to “maintaining exclusivity of the Scope-Out license.”  Please reconcile this disclosure with the disclosure on page 27 that you no longer have exclusivity with regard to this license.  Please revise your disclosure throughout your filings for consistency.

Company Response:   Since required minimum payments have not been made timely, we have lost our exclusivity with regard to this license.  We will update our disclosures in our amending filing to clarify.

Liquidity and Capital Resources, page 15

4.

Please reconcile the net cash used in operating activities ($700,191) in your introductory paragraph with that as presented in your Net Cash Used in Operating Activities discussion and on the face of your statement of cash flow ($621,783).

Company Response:  We will update our introductory paragraph to reflect the correct Net Cash Used in Operating Activities of $621,783.

5.

Please provide further discussion of the effects of your current working capital deficit.  Specifically, please discuss how you expect this deficit to inhibit your ability to meet current obligations, and any possible consequences of default.  In this regard, please address the notes payable that are currently in arrears discussed in Note 6, including your plans for a remedy, and the consequences should you continue in arrears.  Your quarterly filings should be similarly revised.  Please provide a draft of your intended disclosure with your response.

Company Response:  We will expand our discussion in our amended filing.

Balance Sheets, page 19

6.

Please tell us the facts and circumstances surrounding line item “Deposits.”  Include in your response the terms of any agreements related to this balance including counterparty.  In view of the relative significance of this balance to total assets, it appears that a related footnote should be provided as well.

Company Response:  The majority of the deposit balance, approximately $69,228, is related to a deposit made on an inventory order during fiscal 2009.  The inventory title does not transfer to the Company until full payment is made, so the Company treated this balance as a deposit, rather than as part of inventory.  The remainder of the deposit balance, $15,700, is for a security deposit on a property lease.  We will update our filing to include a footnote disclosing the details of this balance.

Consolidated Statements of Operations, page 20

7.

Please revise the header for the column representing the year ended February 29, 2008.  Currently it states the year ended as February 28, 2008.

Company Response:  The heading will be revised in the amended filing.

8.

Please tell us what “contract labor” represents and why it is not included in direct costs.

Company Response:  Contract labor was paid for administrative services performed by an unrelated party in the Company’s administrative offices

9.

We would generally expect the term “Net Loss” to appear directly before the line item titled “Preferred Dividends.”  We would also generally expect the subtotal that precedes it to be labeled “Net Operating Loss.”  Please revise the captions and the classifications of your income statement as necessary for clarity.  Our comment applies to your interim filing as well.

Company Response:  We will adjust our caption headings to accurately reflect the subtotal presentation.

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Accounts Receivable, page 23

10.

Please revise this discussion to separately address related party receivables.  Your current policy discussion appears to exclude related party receivables.

Company Response:  We will revise our policy in the amended filing to include our policy related to related party accounts receivable.

Fair Value of Financial Instruments, page 25

11.

Please explain your reference to the “carrying value of the promissory note receivable” or delete it from this footnote.

Company Response:  The Company has removed the reference.

Recently Issued Accounting Pronouncements, page 25

12.

Please review and update these disclosures.  We refer, in particular, to your remarks regarding SFAS 157 and SFAS 159.

Company Response:  The Company will revise the disclosures in the amended filing.

Note 3 – Property and Equipment, page 26

13.

Please revise your disclosure to include the useful lives over which these assets are depreciated.

Company Response:  The Company will revise the disclosures in the amended filing to include the useful lives of the assets.

Note 4 – Intangibles, page 27

14.

Please explain to us why the values of both licenses increased from fiscal 2008 to fiscal 2009.

Company Response:  The values should have remained constant at February 28, 2009 and February 29, 2008.  We will amend our filing accordingly.

Scope-Out Mirror License

15.

Please reconcile the royalty expense of $149,834 as presented on the statement of operations for fiscal 2009 with that presented in this disclosure of $110,834.

Company Response:  The Company will correct the disclosure to reflect the actual amount accrued during fiscal 2009 of $149,834.

16.

As a related matter, please present us with a reconciliation of the accrued royalties payable balances as presented in the schedule on page 28.  Separately quantify and explain each significant increase or decrease in the balance that occurred in fiscal 2009.

Company Response:  We will include the reconciliation of the balance in our amended filing.

Note 5 – Accrued Liabilities/Accrued Liabilities – Related Party, page 28

17.

Please revise your presentation here to correspond to your balance sheet presentation.  Specifically, you should present separate tables and related discussion for each balance sheet item.  Please consider separately captioned notes for clarity.  Similar changes should be made for all related party captions on your balance sheet.  Please provide drafts of your proposed revised disclosure with your response.

Company Response:  We will revise the disclosure in our amended filing.

18.

Here, and elsewhere throughout your filing, you refer to accounts payable of $480,000 “owing to shareholders of the company in respect of royalties payable.”  Please explain the nature and origin of this balance.  This is, explain to us whether you signed license or royalty agreements with related parties, and, if so, whether these individuals continue to qualify as related parties as of each of the balance sheet dates.

Company Response:  In 1992, the Company signed a royalty agreement with a related party.  The balance of $480,000 payable on the royalty agreement is included in the accrued royalties payable balance of $753,334 outstanding at February 28, 2009.

19.

As a related matter, please revise your income statement presentation to clearly label revenue and expense items for which the counterparties are related parties.  Refer, by analogy, to Item 4-08(k) of Regulation S-X.

Company Response:  There was no royalty accrued or paid or any other change in the accrued royalties balance related to the royalty agreement with the related party during fiscal 2009. None of the royalties accrued on the statement of operations is with a related party.

Note 9 - Promissory Note Receivable, page 31

20.

Refer to the $585,000 note receivable that was written off in fiscal 2008.  Explain when, why and to whom you loaned these funds.  Please tell us how and when you determined the $585,000 note receivable was uncollectible.  That is, please tell us why collection depended on “successful resolution of a bankruptcy proceeding of an unrelated company” and what events or circumstances caused you to conclude that successful resolution could not occur.  Specifically address what actions you have since taken to recover pledged collateral and quantify the value of same.  Further, please tell us the counterparty or counterparties to such note.

Company Response:  Sense loaned these funds in 1998 to 51 equitable owners of a fractional interest in the Driver Alerting device patents.  The loan was non-recourse beyond the security of the patent interests and the stock in the unrelated bankrupt entity which currently owned such patent rights.  The loan proceeds were necessary for the borrowers to settle a lawsuit in order to allow for the original Sense acquisition of the Driver Alerting Device intellectual property.

These people purchased those patent interests from the unrelated bankrupt entity subject to the bankruptcy-approved debt of the entity.  The bankruptcy plan encompassing these agreements was approved by the US Bankruptcy Court.  This debt was to be repaid from royalties or other value the patents were expected to produce.  No such revenue was ever generated, and given the uncertainty of collectability during 2008 Sense management decided the receivable was impaired.  Sense accounted for the note in 2002 through 2007 by reflecting a contra-equity account for this note amount, and consistently did so until formally writing off the note in 2008.  No proceeds or other value was ever recovered.

The substantive pledged collateral now is represented by several patents that have expired or are near expiration.

Note 11 – Income Taxes, page 32

21.

It appears you have not updated the tables presented as both columns contain the same values.  Please revise or advise, as appropriate.

Company Response:   We will correct the table in our amended filing.

Note 14 – Concentrations and Contingencies, page 34

22.

Please consider expanding this note to include a table and discussion of the required minimum royalty payments.  This table should include the total minimum dollar value to be paid in order to maintain the Scope Out license agreement.  Similar disclosure should be added to MD&A and your quarterly filings.

Company Response:  We will include this disclosure in our amended filing.

Item 9A. Controls and Procedures

Material Weaknesses Identified, page 35

23.

It appears you have excluded the discussion or table of significant deficiencies in internal control.  Please revise or advise

Company Response:  We will clarify the significant deficiencies in our amended filing.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Beneficial Ownership Table, page 40

24.

It appears that you have miscalculated the ownership percentage of Robert Doviak in this table.  Please revise or advise.

Company Response:  We will correct the table in our amended filing.

Form 10-Q for the Quarterly Period Ended November 30, 2009

Interim Statements of Loss, page 5

25.

Please tell us in your response and address in MD&A why Cost of Sales is $0 for the quarterly period ended November 30, 2009.

Company Response:  The Company did not sell any items from inventory during the period, thus cost of sales for the period is zero.  We will add this discussion to our amended filing.

Interim Statements of Cash Flows, page 6

26.

Please revise your tabular presentation for chronological consistency with other tabular presentation in your document.  Refer to SAB Topic 11M for guidance.

Company Response:  We will revise the format in our amended filing.

Note 3 – Related Party Transactions, page 9

27.

Please tell us the facts and circumstances surrounding the $47,284 owed to an accounting firm in which one of your Directors is a partner.  Include in your response the exact nature of the services provided by the firm and the identity of the Director.

Company Response:  One director is also an executive of the Company, Bruce Schreiner.  During the period, the firm for which Mr. Schreiner is a partner provided managerial services to the Company.

Controls and Procedures, page 34

28.

Your attention is invited to the form and content of the certifications filed with your Form 10-K for fiscal 2009.  Revise here and on an ongoing basis to provide similar certifications with your interim and annual filings.

Company Response:  We will revise our certification in our amended filing to provide similar certifications to that filed in our annual 10-K.

29.

In future filings, please revise to disclose the conclusions of your principal executive officer and principal financial officer, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures.  Refer to Item 307 of Regulation S-K.

Company Response:  We will revise our disclosures in future filings.

In response to these comments, the Company will immediately file an amendment to Form 10-K and Form 10-Q.

The Company acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in its filings;

•

comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

it may not assert the comments by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information.  We would like to again emphasize that the Company’s goal is to resolve these comments in a manner that is acceptable to the Staff.  Comments or questions regarding this letter may be directed to the undersigned.

Sincerely,

/s/ Bruce Schreiner

Bruce Schreiner

Chief Executive Officer

Sense Technologies, Inc.